UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Aventis
(Name of Subject Company (Issuer))

Sanofi-Synthelabo
(Name of Filing Person (Offeror))

Ordinary Shares,
nominal value €3.82 per Ordinary Share
(Title of Class of Securities)

ISIN No. FR0000130460
(CUSIP Number of Class of Securities)

American Depositary Shares
(each representing one Ordinary Share)
(Title of Class of Securities)

053561106
(CUSIP Number of Class of Securities)

John Spinnato
General Counsel, Vice President and Secretary
Sanofi-Synthelabo Inc.
90 Park Avenue
New York, NY 10016
Tel: (212) 551-4000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

Copies to:

Laurent Cohen-Tanugi	**David A. Katz, Esq.**
Senior Vice President and General Counsel	**Wachtell, Lipton, Rosen & Katz**
Sanofi-Synthelabo	**51 West 52nd Street**
174 avenue de France	**New York, New York 10019**
75013 Paris, France	**(212) 403-1000**
Tel: + 33 1 53 77 40 00	

☐   Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☒   Third party tender offer subject to Rule 14d-1

☐   Issuer tender offer subject to Rule 13e-4

☐   Going private transaction subject to Rule 13e-3

☐   Amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Sanofi-Synthelabo, a French *société anonyme,* amends and supplements its Tender Offer Statement on Schedule TO, as amended (the ''Schedule TO''), filed initially with the United States Securities and Exchange Commission on April 12, 2004 in connection with Sanofi-Synthelabo's offer to acquire (1) all ordinary shares, nominal value €3.82 per share, of Aventis, a French *société anonyme,* that are held by holders who are located in the United States and (2) all American Depositary Shares of Aventis (each an ''Aventis ADS'', and each Aventis ADS representing one Aventis ordinary share), held by holders wherever located, pursuant to the terms and subject to the conditions set forth in the Prospectus, dated April 9, 2004, attached hereto as Exhibit (a)(4) and incorporated herein by reference, and the definitive Prospectus Supplement, dated May 27, 2004, attached hereto as Exhibit (a)(4)(iii) and incorporated herein by reference (collectively, the ''Prospectus''), and the related amended ADS Letter of Transmittal and amended Form of Acceptance, attached hereto as Exhibit (a)(1)(ix) and Exhibits (a)(1)(xiii), respectively, and each incorporated herein by reference (collectively with the Prospectus, and as amended and supplemented hereafter, the ''Revised U.S. Offer''). This amendment constitutes Amendment No. 4 to the Schedule TO. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Schedule TO.

Items 1 through 11.

As permitted by General Instruction F to Schedule TO, Items 1 through 11 of the Schedule TO are supplemented and amended by all of the information in the definitive Prospectus Supplement, attached hereto as Exhibit (a)(4)(iii), and the related amended ADS Letter of Transmittal and amended Form of Acceptance, attached hereto as Exhibit (a)(1)(xi) and Exhibits (a)(1)(xiii), respectively, and any amendment and supplement thereto related to the Revised U.S. Offer hereafter filed with the SEC by Sanofi-Synthelabo, which information is hereby incorporated herein in its entirety by reference.

Item 12.   Exhibits

Item 12 is amended and supplemented to include the following exhibits:

(a)(1)(ix)	ADS Letter of Transmittal (Aventis ADSs) (Revised U.S. Offer)*
(a)(1)(x)	Notice of Guaranteed Delivery (Aventis ADSs) (Revised U.S. Offer)*
(a)(1)(xi)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Aventis ADSs) (Revised U.S. Offer)*
(a)(1)(xii)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ADSs) (Revised U.S. Offer)*
(a)(1)(xiii)	Form of Acceptance for Aventis Ordinary Shares (Revised U.S. Offer)*
(a)(1)(xiv)	Technical Notice to French Financial Intermediaries and U.S. Custodians (Aventis ordinary shares) (Revised U.S. Offer)*
(a)(1)(xv)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ordinary shares) (Revised U.S. Offer)*
(a)(4)(iii)	Definitive Prospectus Supplement, dated May 27, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 424(b)(5) on May 28, 2004 (File no: 333-112314))
(a)(5)(xi)	Press release announcing issuance of request for additional information by U.S. Federal Trade Commission, dated May 5, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on May 5, 2004)
(a)(5)(xii)	Press release announcing rescheduling of general meeting of Sanofi-Synthelabo shareholders for June 23, 2003, dated May 14, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on May 14, 2004)
(a)(5)(xiii)	Press release announcing, among other things, nominees for election as directors of Sanofi-Synthelabo, dated May 26, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on May 26, 2004)
(a)(5)(xiv)	Press release announcing extension of U.S. offer to June 30, 2004, dated May 26, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on May 26, 2004)

(a)(5)(xv)   Text of newspaper advertisement dated May 28, 2004 and published in the *Wall Street Journal**

(d)(3)   Amendment Agreement, dated May 19, 2004, amending Schedule 1 to the Agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo (incorporated herein by reference to Exhibit 99.1 to Sanofi-Synthelabo's Form 6-K, dated May 21, 2004 (File No. 001-31368))

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*   Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SANOFI-SYNTHELABO

By: _____ /s/ JEAN-CLAUDE LEROY _____

Name: Jean-Claude Leroy

Title: Senior Vice President — Strategy

May 28, 2004

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	ADS Letter of Transmittal (Aventis ADSs)*
(a)(1)(ii)	Notice of Guaranteed Delivery (Aventis ADSs)*
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Aventis ADSs)*
(a)(1)(iv)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ADSs)*
(a)(1)(v)	Guidelines for Certification of Taxpayer Indemnification Number on Substitute Form W-9*
(a)(1)(vi)	Form of Acceptance for Aventis Ordinary Shares*
(a)(1)(vii)	Technical Notice to French Financial Intermediaries and U.S. Custodians (Aventis ordinary shares)*
(a)(1)(viii)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ordinary shares)*
(a)(1)(ix)	ADS Letter of Transmittal (Aventis ADSs) (Revised U.S. Offer)
(a)(1)(x)	Notice of Guaranteed Delivery (Aventis ADSs) (Revised U.S. Offer)
(a)(1)(xi)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Aventis ADSs) (Revised U.S. Offer)
(a)(1)(xii)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ADSs) (Revised U.S. Offer)
(a)(1)(xiii)	Form of Acceptance for Aventis Ordinary Shares (Revised U.S. Offer)
(a)(1)(xiv)	Technical Notice to French Financial Intermediaries and U.S. Custodians (Aventis ordinary shares) (Revised U.S. Offer)
(a)(1)(xv)	Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (Aventis ordinary shares) (Revised U.S. Offer)
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Prospectus, dated April 9, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 424(b)(5) on April 12, 2004 (File no: 333-112314))
(a)(4)(ii)	Preliminary Prospectus Supplement, dated May 4, 2004 (incorporated herein by reference to Post-Effective Amendment No. 1 to Sanofi-Synthelabo's Registration Statement on Form F-4, dated May 5, 2004 (File no: 333-112314))
(a)(4)(iii)	Definitive Prospectus Supplement, dated May 27, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 424(b)(5) on May 28, 2004 (File no: 333-112314))
(a)(5)(i)	Press release announcing the offer for Aventis, dated January 26, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on January 26, 2004)
(a)(5)(ii)	Press release announcing commencement of U.S. offer, dated April 12, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 12, 2004)
(a)(5)(iii)	Text of newspaper advertisement dated April 12, 2004 and published in the *Wall Street Journal**
(a)(5)(iv)	Press release announcing the entry into an agreement with GlaxoSmithKline regarding the divestiture of Arixtra®, Fraxiparine® and related assets, dated April 13, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 13, 2004)
(a)(5)(v)	Press release announcing the decision of Board of Directors of Sanofi-Synthelabo to distribute an interim dividend, dated April 15, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 15, 2004)
(a)(5)(vi)	Complaint of Aventis, dated April 19, 2004, filed in the United States District Court for the District of New Jersey**
(a)(5)(vii)	Press release announcing improved friendly offer, dated April 26, 2004 (incorporated herein by reference to Sanofi-Synthelabo's Form 6-K furnished to the SEC on April 26, 2004)

Exhibit Number	Description
(a)(5)(viii)	Presentation given by Mr. Jean-François Dehecq in Paris, France at an Information Meeting announcing the improved friendly offer (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 26, 2004)
(a)(5)(ix)	Press release announcing the European Commission's approval of the proposed acquisition of Aventis by Sanofi-Synthelabo, dated April 27, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on April 27, 2004)
(a)(5)(x)	Press release announcing the postponement of the general meeting of Sanofi-Synthelabo shareholders, dated May 4, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on May 4, 2004)
(a)(5)(xi)	Press release announcing issuance of request for additional information by U.S. Federal Trade Commission, dated May 5, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on May 5, 2004)
(a)(5)(xii)	Press release announcing rescheduling of general meeting of Sanofi-Synthelabo shareholders for June 23, 2003, dated May 14, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on May 14, 2004)
(a)(5)(xiii)	Press release announcing, among other things, nominees for election as directors of Sanofi-Synthelabo, dated May 26, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on May 26, 2004)
(a)(5)(xiv)	Press release announcing extension of U.S. offer to June 30, 2004, dated May 26, 2004 (incorporated herein by reference to the filing made by Sanofi-Synthelabo pursuant to Rule 425(a) on May 26, 2004)
(a)(5)(xv)	Text of newspaper advertisement dated May 28, 2004 and published in the *Wall Street Journal*
(b)(1)	Credit Facility Agreement, dated 25 January 2004 (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on Form F-4 filed by Sanofi-Synthelabo (File No. 333-112314))
(b)(2)	Credit Facility Agreement, dated 26 April 2004 (incorporated herein by reference to Exhibit 10.5 of the Post-Effective Amendment No. 1 to Sanofi-Synthelabo's Registration Statement on Form F-4, dated May 5, 2004 (File no: 333-112314))
(d)(1)	Agreement, dated April 25, 2004, between Sanofi-Synthelabo and Aventis***
(d)(2)	Letter from Mr. Jean-François Dehecq to Mr. Igor Landau confirming certain severance and other employment-related benefits of Mr. Landau***
(d)(3)	Amendment Agreement, dated May 19, 2004, amending Schedule 1 to the Agreement, dated April 25, 2004, between Aventis and Sanofi-Synthelabo (incorporated herein by reference to Exhibit 99.1 to Sanofi-Synthelabo's Form 6-K, dated May 21, 2004 (File No. 001-31368))
(g)	None
(h)(1)	Opinion of Wachtell, Lipton, Rosen & Katz regarding certain United States federal income tax matters (incorporated herein by reference to Exhibit 8.1 to the Registration Statement on Form F-4 filed by Sanofi-Synthelabo (File No. 333-112314))
(h)(2)	Opinion of Linklaters regarding certain French tax matters (incorporated herein by reference to Exhibit 8.2 to the Registration Statement on Form F-4 filed by Sanofi-Synthelabo (File No. 333-112314))

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    *   Previously filed on Schedule TO dated April 12, 2004.

  **   Previously filed on Amendment No. 1 to the Schedule TO dated April 20, 2004.

***   Previously filed on Amendment No. 2 to the Schedule TO dated April 26, 2004.